South Bow’s Code of Business Ethics (COBE) Policy Exhibit 99.9

South Bow’s Code of Business Ethics (COBE) Policy 2 Message from CEO Bevin Wirzba South Bow is dedicated to doing the right thing as it safely and reliability delivers critical energy supplies for our customers, that North Americans rely on. For us, doing the right thing covers how we conduct ourselves and our business. Key to that is acting with humility, integrity and respect every single day. What’s more, we believe listening to our employees, our customers and communities is paramount as we seek to always improve the way we operate and innovate. South Bow’s vision and values underpin our goals of protecting the environment and being good stewards of the communities where we operate. We believe earning the trust and respect of our stakeholders, rightsholders and the public is only possible by putting our values in action every day. Our corporate values form the foundation of how we do business to deliver energy, and forge progress, together. Our Code of Business Ethics (COBE) demonstrates what ethical conduct looks like. • We are safe. • We do the right thing. • We take pride in what we do. • We win as a team. We expect all South Bow team members to read, understand and comply with the principles and requirements set out in COBE and to complete annual COBE training and certification. We encourage our teams to refer to COBE to facilitate all decision-making when faced with ethical situations experienced at work. The policy includes clear guidelines, examples of expected behaviour a framework for asking questions, and resources to report concerns. Our reputation as a company that safely and efficiently delivers needed energy will be measured by how well we live our values. Doing so positions us to be successful as a business and community member. Bevin Wirzba President & CEO

South Bow’s Code of Business Ethics (COBE) Policy 3 Our expectations and your responsibilities The Code of Business Ethics (COBE) Policy reinforces South Bow Corporation’s (the Company’s or South Bow’s) requirements and expectations for conducting business and behaviours, and provides guidance to ensure our daily activities and decisions appropriately reflect, and are consistent with, our corporate values: We are safe. We do the right thing. We take pride in what we do. We win as team. Doing business ethically, fairly and responsibly is not just a concept at South Bow, it is a commitment we make every day. The COBE Policy functions in conjunction with South Bow’s other policies and applies to all Team Members, directors, and officers) of South Bow and its wholly-owned subsidiaries and/or operated entities in all countries in which South Bow conducts business. In addition, South Bow has a Contractor Code of Business Ethics (Contractor COBE) Policy that communicates the same requirements in the COBE Policy, as applicable. You must understand these requirements and know how to meet South Bow’s standards. We expect compliance with all applicable laws, regulations, policies and rules. Have a question? We’re here to help. If you are unsure of what standard you need to comply with, ask. Contact information is located in the Resources section of this document. Failure to comply with the requirements set out in this document, or any South Bow policy, may lead to serious consequences and corrective action up to and including termination of employment or contract.  Look for this symbol throughout the COBE Policy to guide you to relevant policies.

South Bow’s Code of Business Ethics (COBE) Policy 4 Table of Contents Message from CEO Bevin Wirzba .......................................................................... 2 Our expectations and your responsibilities ........................................................... 3 Ethics Help Line..................................................................................................... 4 Living our values ................................................................................................... 5 Our Commitment .................................................................................................. 6 Our values ............................................................................................................ 7 Doing the right thing ............................................................................................. 8 Reporting safety, legal and ethical violations ........................................................ 9 Leader responsibilities ........................................................................................ 10 Operating safely.................................................................................................. 11 Being fit for work ................................................................................................ 12 Human rights ...................................................................................................... 13 Discrimination, harassment, and violence-free workplace .................................. 14 Protecting everyone from weapons in the workplace ......................................... 15 Ethical business conduct ..................................................................................... 16 Avoiding conflicts of interest .............................................................................. 17 Personal Relationships ........................................................................................ 18 Outside business activities and outside directorships ......................................... 19 Other potential conflicts of interest .................................................................... 20 Gifts, invitations and entertainment ................................................................... 21 Engaging Government Officials ........................................................................... 23 Political contributions and lobbying .................................................................... 24 International trade ............................................................................................. 25 Insider trading .................................................................................................... 26 Complying with regulatory requirements............................................................ 27 Inter-affiliate interactions ................................................................................... 28 Competing fairly ................................................................................................. 29 Accounting, financial reporting and fraud prevention ......................................... 30 Preventing money laundering and terrorist financing ......................................... 31 Communication .................................................................................................. 32 Being socially responsible ................................................................................... 33 Being a good ambassador of South Bow ............................................................. 34 Social media and communications with the public ............................................. 35 Public disclosure of information ......................................................................... 36 Dealing fairly with customers, Contractors and other stakeholders .................... 37 Dealing fairly with competitors ........................................................................... 38 Assets and information ....................................................................................... 39 Protecting confidential information .................................................................... 40 Protecting personal information ......................................................................... 41 Managing and maintaining the security of information ...................................... 42 Protecting and respecting intellectual property rights ........................................ 43 Use and protection of South Bow’s assets .......................................................... 44 Have a question? We’re here to help. ................................................................. 45 Your responsibility .............................................................................................. 45 Interpretation and administration ...................................................................... 45 Non-retaliation ................................................................................................... 45 Asking questions and reporting concerns ........................................................... 46 Glossary .............................................................................................................. 47 Ethics Help Line 1-888-770-0018

South Bow’s Code of Business Ethics (COBE) Policy 5 Living our values We are safe. We will… • Integrate safety into every decision and action. • Equip our people to achieve excellence in occupational and process safety. • Earn the trust of our stakeholders by operating safely. We do the right thing. We will… • Embrace humility and act with integrity. • Listen to our Employees, our customers, and our communities and treat them with sincerity and respect. • Protect the environment and be stewards of the communities where we operate. We take pride in what we do. We will… • Exhibit passion for our business and its essential role in our lives. • Operate with excellence, deliver extraordinary quality and exceed customer expectations. • Ensure our priorities are guided by the enduring nature of our business. We win as a team. We will… • Have an owner’s mindset to grow our franchise corridor and responsibly deliver shareholder value. • Empower our Employees to make quality decisions and own the outcomes. • Operate our business on a foundation of trust, discipline, and sense of community.

South Bow’s Code of Business Ethics (COBE) Policy 6 Our Commitment Strong governance, responsible management and committed leadership We are committed to our strong safety culture and conducting business with a disciplined approach through the South Bow Management System to achieve our goals for the prevention of personal and process safety events, and to ensure we are ready to respond to incidents and emergency situations. This management system establishes how we build, operate, and maintain our pipeline systems safely and in an environmentally responsible manner and applies to all work conducted on pipeline assets throughout the full asset lifecycle. The South Bow Management System: • Sets expectations for how we conduct our business, including expectations for leadership and management commitment, stakeholder engagement, emergency preparedness, qualification and training, and asset information management. • Outlines a consistent and proactive approach to risk management and establishes threat management programs designed to protect people, property and the environment from harm. • Creates a safe environment where individuals are encouraged to speak up if they become aware of or suspect a legal or ethical violation, and help prevent against retaliation for reporting • Meets or exceeds all applicable laws and regulations and is aligned to industry standards • Establishes processes for quality assurance, investigation, audit and performance monitoring, and continual improvement. All Employees and Contractors are accountable for delivering on our commitments and must: • Communicate and report risks, hazards, potential hazards, quality issues, incidents and near hits • Communicate and uphold expectations concerning quality for our business processes, decisions and products • Stop work when there are unsafe conditions • Endeavor to do business only with companies and Contractors that share our values, and regularly assess and audit their performance. South Bow expects and requires our Employees and Contractors to report all quality concerns, suspected violations of corporate governance documents, applicable laws and authorizations, as well as risks, hazards, potential hazards, incidents involving health and safety or the environment, and near hits. South Bow takes reports seriously and, where appropriate, investigates to identify facts, conduct a root-cause analysis and prevent reoccurrence. All Employees and Contractors making reports in good faith will be protected from retaliation.

South Bow’s Code of Business Ethics (COBE) Policy 7 Our values • Doing the right thing • Reporting safety, legal and ethical violations • Leader responsibilities • Operating safely • Being fit for work • Human rights • Discrimination, harassment, and violence-free workplace • Protecting everyone from weapons in the workplace

South Bow’s Code of Business Ethics (COBE) Policy 8 Doing the right thing At South Bow, doing the right thing isn’t just words – it is a fundamental requirement to how we do business that all Team Members must carry out in everything we do. But what does it really mean to do the right thing? At a minimum, it means following the COBE Policy, including: • We report health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts • We comply with the applicable legal requirements and policies that impact us in our daily work • We report, through appropriate internal channels or the Ethics Help Line, any instances of actual or potential non-compliance with legal requirements or with our policies that we become aware of • We do not retaliate against anyone for Good Faith Reporting • We support others in making the right choices and doing the right thing Even if we try our best to do the right thing, there are times when the right thing isn’t completely clear. It’s at those times that we need to ask ourselves some necessary questions. The below guide to doing the right thing is intended to help you identify the right path in those situations.

South Bow’s Code of Business Ethics (COBE) Policy 9 Reporting safety, legal and ethical violations We report actual or potential non-compliances with our policies or our legal requirements, so they can be addressed appropriately. Retaliation for Good Faith Reporting is prohibited at South Bow and your confidentiality and identity will be protected to the greatest extent possible. How do I report an issue or seek guidance? You are required to report any actual or suspected violation of the law or COBE and all health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts of which you may become aware. We take every report seriously and provide immunity from disciplinary action for Good Faith Reporting of incidents and issues. Resources To report an issue, or if you would like guidance on how to make the right choices and do the right thing in a particular situation, the following resources are available to you: • Your leader • Human Resources • Your Compliance Coordinator • Corporate Compliance • Legal department • Safety Team Members • South Bow’s Incident Management System If you are uncomfortable speaking to any of these resources or if you would like to remain anonymous, you can contact the Ethics Help Line. Ethics Help Line 1-888-770-0018

South Bow’s Code of Business Ethics (COBE) Policy 10 Leader responsibilities South Bow’s leaders are here to help us make the right choices and do the right thing together. If you are a leader, in addition to acting in accordance with the principles set out in COBE, you are required to: • Inspire Team Members to act ethically by setting an ethical tone within your team. • Reinforce the importance of doing the right thing when carrying out corporate objectives (for example, profits and cost management) and support those who are unsure how to do the right thing in a particular situation. • Set an example by modeling exemplary ethical business conduct. • Create a safe environment where individuals are encouraged to speak up if they become aware of or suspect a legal or ethical violation, and help prevent against retaliation for reporting. • Ensure that your team members understand and act in accordance with all legal and ethical requirements that impact them in their jobs, that they know how to report actual or potential non-compliance with the law or COBE or to ask questions regarding ethical or legal matters, and that they complete all required ethics and compliance-related training. • Understand your obligation to act on any actual or suspected violations of COBE, any of our other policies, or the law that may be reported to you and the requirement for you to report these issues, as appropriate, to Corporate Compliance, Human Resources, or the Ethics Help Line. • Engage with Human Resources, or Corporate Compliance to ensure violations of legal requirements or COBE by your direct reports are addressed appropriately (including appropriate corrective action). The Board of Directors’ Governance and Risk Committee is responsible for assisting the board with maintaining strong governance policies and practices at South Bow and recommends and reports to the board on corporate governance issues, principles and guidelines for review, discussion, approval, or other action by the board.

South Bow’s Code of Business Ethics (COBE) Policy 11 Operating safely At South Bow, we believe that people are the solution to ensuring the safety and reliability of our operations. We empower our people to help us learn about our systems and understand how work gets done so we can continuously improve and build in safeguards that enable us to fail safely. We are focused on preventing and mitigating significant events and Serious Injuries and Fatalities (SIF) through our shared values, a focus on controlling and mitigating high-energy hazards or Stuff That Can Kill You (STCKY), and the integration of Human and Organizational Performance (HOP) principles in our culture and leadership practices, which helps us create an environment of: • Trust and Empowerment, where employees feel safe to speak up about risks and share ideas (psychological safety) • Learning and Collaboration, where feedback is used to continually improve systems • Increased Accountability, where reporting of bad news and near misses is encouraged to help us better understand risks and proactively prevent significant incidents By embedding HOP principles and rigorous hazard controls into our culture, we ensure safety is proactive, inclusive, and continuously improving. Committing to South Bow’s approach to safety & culture means meeting our goal of preventing Serious Injuries and Fatalities (SIF) and significant events that could harm people and the environment. Nothing is more important. We report health, safety and environment related hazards, potential hazards, incidents, near hits and unsafe acts. We take every report seriously, investigate to identify facts and ensure immunity from disciplinary action for the Good Faith Reporting of all incidents and issues. QUESTION: I’m working on a big project and it’s very important to the Company that it be completed on-time and on-budget. I’m concerned that I might be injured if I rush my work, but I’m feeling a lot of pressure to do so. What should I do? ANSWER: You should never compromise your or anyone else’s safety. If someone is pressuring you to do so, you should report the issue.

South Bow’s Code of Business Ethics (COBE) Policy 12 Being fit for work Given the nature of South Bow’s business, it is essential that all Team Members be fit to perform their jobs. We do not compromise our ability to do our jobs or the safety of others through the use of intoxicants, including alcohol, drugs or medications, whether they are legal or not. The use of alcohol or drugs can impair your judgment and productivity and can lead to serious accidents and health and safety concerns – not only for yourself, but also for your coworkers and the public. South Bow takes a zero-tolerance approach toward the use of alcohol, drugs and intoxication while working. Not being fit for work due to the use of alcohol, drugs or other intoxicants will result in serious consequences including being removed from our site(s) and subject to appropriate corrective action, up to and including termination of employment or contract.  Alcohol and Drug Policy What does being fit for work mean? Fit for work means being able to safely and acceptably perform your assigned duties without any limitations due to the use or after-effects of any intoxicants. This can include limitations due to legally-obtained medications (prescription and over the counter) which have the potential to change or adversely affect the way a person thinks, feels, or acts. Being fit for work also means being free from other forms of impairment such as fatigue, which is a state of physical or mental exhaustion that can compromise safe functioning, similar to alcohol or drug use.

South Bow’s Code of Business Ethics (COBE) Policy 13 Human rights South Bow does not tolerate human rights abuses. In our business activities, including engaging with Indigenous groups and stakeholders across Canada and the United States, we are committed to respecting human rights. We will not be complicit with, nor engage in, any business activity that supports or facilitates abuse of human rights. South Bow considers the International Bill of Human Rights, which consists of the Universal Declaration of Human Rights, and the core International Labour Organization (ILO) Conventions when adopting human rights best practices. This enables the Company to comply with all applicable international standards, federal, provincial, state, and local laws, rules, regulations, orders, and ordinances, including, without limitation, environmental protection, energy, health and safety, and labor laws and regulations, as well as applicable industry codes and standards. We stand firmly against the use of forced labour, including child labour, prison labour, bonded labour, military labour, modern forms of slavery, human trafficking and any form of physical or mental abuse within our business and operations, including the Contractors we do business with. South Bow monitors and assesses its Contractors for compliance with human rights requirements, and may terminate business relationships in the event violations are confirmed. In addition to South Bow complying with applicable legislated compensation standards, such as minimum wage, wage payment, maximum work hours, mandatory holidays, progressive remuneration in case of overtime and benefits laws, we are committed to providing a fair living wage for all Employees. Employment of individuals below the minimum age permitted by local law is strictly prohibited. Respect for human rights is covered in South Bow’s annual online Code of Business Ethics training and certification, as well as other related training, as required. Additional mandatory online training includes, but is not limited to, the following courses: • Health and Safety Core training • Respectful Workplace training

South Bow’s Code of Business Ethics (COBE) Policy 14 Discrimination, harassment, and violence-free workplace South Bow is committed to fostering a workplace where differences are valued and a culture of inclusion and respect is encouraged. We prohibit any form of discrimination and require reasonable accommodation of differences. We expect Team Members to create and reinforce an inclusive, creative and productive work environment in which everyone is accepted and respected. Everyone deserves to do their job in a safe, respectful, and inclusive workplace, without fear of harassment or violence. You must always be respectful to our Employees and Contractors and be sensitive to the way in which others may react to your behaviours, comments, gestures or contacts. Always try to resolve differences in a calm and respectful manner, without resorting to insults, threats or violence. South Bow prohibits any behaviour, including displaying any statements, messages, or images (e.g., on clothing, stickers on hard hats, decals on vehicles, etc.), that is: • Intimidating • Hostile • Offensive • Threatening • Violent • Demeaning or humiliating • Of a sexual nature • Creating an inappropriate work environment South Bow will take allegations of harassment and violence seriously and address them promptly in a respectful, fair and thorough manner by trained investigators. If required, South Bow will take appropriate corrective action, up to and including termination of employment or contract. South Bow requires you to be tolerant, inclusive and to demonstrate respect for others. South Bow requires that we treat one another with dignity and respect, and we are committed to maintaining an inclusive and respectful work environment that is free of discrimination, harassment, and violence.  Equal Employment Opportunity and Non-Discrimination Policy  Harassment-Free Workplace Policy Canada – U.S.  Reasonable Workplace Accommodation Policy In particular, you must never take actions or make unwanted comments or gestures or discriminate against anyone on the basis of: • Gender • Race • National or ethnic origin • Colour • Disability • Religion • Age • Sexual orientation • Gender identity • Marital status • Family status • Veteran status • National Guard or reserve unit obligations • A criminal conviction which has been pardoned or for which a pardon has been granted • Or any other legally protected grounds

South Bow’s Code of Business Ethics (COBE) Policy 15 Protecting everyone from weapons in the workplace Unless otherwise prohibited by law, we prohibit the possession, use, carrying and transportation of any dangerous or potentially dangerous weapons, as defined by South Bow’s Weapons in the Workplace Policy, when conducting Company business: • On or off all Company owned or controlled premises • In all Company vehicles (whether owned, leased or rented) • In all personal vehicles being used while conducting Company business For individuals in jurisdictions that permit firearms to be kept in personal vehicles, the vehicle must be locked, firearms must be hidden from plain view and be kept within a locked case or container within the vehicle. Any and all jurisdictional requirements must be met.  Corporate Security Policy Individuals who are licensed to carry firearms (openly or in a concealed manner) are not exempt from our Policy.

South Bow’s Code of Business Ethics (COBE) Policy 16 Ethical business conduct • Avoiding conflicts of interest • Personal Relationships • Outside business activities and outside directorships • Other potential conflicts of interest • Gifts, invitations and entertainment • Engaging Government Officials • Political contributions and lobbying • International trade • Insider trading • Complying with regulatory requirements • Inter-affiliate interactions • Competing fairly • Accounting, financial reporting and fraud prevention • Preventing money laundering and terrorist financing

South Bow’s Code of Business Ethics (COBE) Policy 17 Avoiding conflicts of interest We must act in the best interests of South Bow, avoiding any situation that could place us in a conflict of interest, or create the perception of a conflict of interest. If, and when, a conflict of interest arises, you are required to report the conflict in a timely manner so it can be appropriately investigated and addressed. You should never make or influence business decisions on behalf of South Bow based on personal relationships, bias or the potential for personal gain. Some examples of where conflicts of interest can arise include, but are not limited to: • Gifts, invitations and entertainment • Outside business activities • Corporate opportunities • Community investment • Directorships or other board positions outside of South Bow • Director independence • Personal Relationships • Intimate Relationships We do the right thing – always. At South Bow, this is part of who we are and how we do business, every day. What is a conflict of interest? Conflict of interest means a situation in which Team Members have private interests that could conflict with their ability to act in good faith and the best interests of the Company, or where they may improperly benefit from knowledge acquired at the Company which is not available to the general public.

South Bow’s Code of Business Ethics (COBE) Policy 18 Personal Relationships Team Members who have a Personal Relationship within the Company must not be in a direct or indirect reporting relationship with each other. In particular, the Company prohibits all Intimate Relationships between individuals in a direct or indirect reporting relationship. If Team Members are not certain whether a Personal Relationship within the Company is permissible, they should immediately discuss their situation with their South Bow leader or Human Resources.

South Bow’s Code of Business Ethics (COBE) Policy 19 Outside business activities and outside directorships Team Members must not engage in outside business activities (e.g., as a consultant, employee, or director) or Advisory Relationships that could conflict with, or be perceived to conflict with, or are detrimental to the interests of South Bow, and which may include: • Owning, controlling or directing a material financial interest (greater than one per cent) in a competitor, or in a vendor, supplier, customer or other business which does or seeks to do business with South Bow • Advising or being involved in a business that competes with South Bow or that does or seeks to do business with South Bow • Outside business activities that interfere with Team Members’ day-to-day responsibilities at South Bow • An outside business activity that requires Team Members to violate their confidentiality or other obligations to South Bow South Bow Team Members who have a Family Relationship with a supplier or potential supplier to the Company must ensure that they are not involved in the selection process or in directing or influencing the work of the supplier to whom they are related. In cases where the spouse, common law partner, or other family member of Team Members owns, controls, or directs a material financial interest in any of the outside business activities, that Team Members must contact the Corporate Compliance department for guidance. Team Members must declare all outside business activities and Advisory Relationships that could conflict with or be perceived to conflict with the interests of South Bow to the Corporate Compliance department for guidance. Any outside business activities must be conducted outside of South Bow work hours since your time and attention during South Bow work hours is expected to be directly related to your employment with South Bow. Team Members must declare all Outside Directorship positions on a board (e.g., board chair, treasurer, secretary, member, etc.) to the Corporate Compliance group for review and approval, prior to accepting the position or upon joining the Company.

South Bow’s Code of Business Ethics (COBE) Policy 20 Other potential conflicts of interest Corporate opportunities Team Members must not take personal advantage of a business opportunity that you discover through the use of Company assets, property, information or your position with South Bow, or use Company assets, property, information or your position with South Bow for personal gain or to compete with South Bow. Political office, appointments to boards or tribunals Team Members may not serve in a political office or on an administrative board or tribunal, if that office, board or tribunal has or may have decision-making authority in respect of any aspect of South Bow’s business (such as the approval of projects or the issuing of permits). Executive leadership team - other business activities In addition to the conditions set out in the outside business activities and outside directorships section above, prior to serving in any capacity in an unaffiliated organization, the Chief Executive Officer and any member of the Executive Leadership Team must obtain the consent of the Chair of the Governance and Risk Committee. Directors’ independence To maintain their independence and to ensure that no relationships exist that may violate applicable corporate, securities and competition laws, all members of the Board of Directors of South Bow must have their independence assessed: • Annually • In the event of a material change in their respective primary employment status • When they wish to join another board of directors, whether private or public All candidates to South Bow’s Board of Directors must declare to the Corporate Secretarial group any material interest that they may have in a contract or transaction. All members of the South Bow Board of Directors who have any material interest in a contract or transaction must recuse themselves from related deliberations and approval.

South Bow’s Code of Business Ethics (COBE) Policy 21 Gifts, invitations and entertainment While local customs regarding gifts and other benefits may vary by regions where we do business, they must never compromise or appear to compromise our commitment to acting legally, ethically, and objectively. Giving gifts can help to build and maintain strong business relationships, however they can also be seen to improperly influence decisions depending on the nature and context of the gift. Only offer gifts or entertainment that are: • Transparent and would not be perceived to have an intention, or suggestion, of trying to influence others or attain a business advantage • Not of significant value (e.g. Company swag) • Not cash or cash equivalents like gift cards (except for specific, pre-approved promotional purposes) • Infrequent and not in excess of four gifts or invitations per year to the same person or organization • In compliance with all applicable laws and the spirit and intent of our policies We must always be prudent in offering gifts, entertainment or anything of value to anyone or any organization that is a competitor, or that South Bow does or seeks to do business with, or that South Bow requires consent or approval from (e.g., a government authority). Corruption in business and government prevents fair and open competition based on merit and it can have a negative impact for both the Company and the individual. To mitigate these negative impacts, we must all comply with South Bow’s Avoiding Bribery and Corruption Policy and COBE.

South Bow’s Code of Business Ethics (COBE) Policy 22 Accepting gifts, invitations and entertainment Accepting gifts or invitations from anyone or any organization can affect the way South Bow is perceived and can run counter to our business objectives and values. We all have an obligation to conduct ourselves in a fair and impartial fashion in all business dealings with anyone or any organization. Only accept gifts and invitations that: • Are not cash or cash equivalents, lavish, or extravagant in nature • Are infrequent (not in excess of four gifts or invitations per year from the same person or organization), and have a valid business purpose • Do not exceed a value of $150 CAD/USD per instance and does not exceed $300 CAD/USD total per year from the same source Careful consideration must be taken when offered a gift or an invitation to an event – when in doubt, always speak to your leader or Corporate Compliance.  Avoiding Bribery and Corruption Policy

South Bow’s Code of Business Ethics (COBE) Policy 23 Engaging Government Officials Engaging with Government Officials is an important part of South Bow’s business, and during those engagements, expenses for Government Officials may be incurred. You should never provide Government Officials with bribes, payments, kickbacks, gifts or anything else of value for the purpose of improperly influencing their actions or decisions in South Bow’s favour. These benefits can include entertainment, private parties, charitable contributions or employment opportunities. Even if there is no intent to influence, you should not provide a payment or benefit to any third party if it could appear to be improper.  Avoiding Bribery and Corruption Policy We are prohibited from offering, paying, promising or authorizing a compensation, payment or benefit to any Government Official, directly or indirectly, to secure any contract, concession or other improper advantage for South Bow. Such action is prohibited even if the intent is not to influence a Government Official(s), as it could appear to be improper. Many anti-corruption laws allow reasonable gifts or entertainment for Government Officials in limited circumstances. Only gifts, meals, and entertainment that are reasonable, do not influence business decisions and are not otherwise prohibited may be offered. All gifts, meals or entertainment must be provided in accordance with local laws and regulations, be appropriately recorded in South Bow’s books and records, and follow the appropriate approval processes and thresholds as set out in South Bow’s Avoiding Bribery and Corruption Policy and COBE.

South Bow’s Code of Business Ethics (COBE) Policy 24 Political contributions and lobbying South Bow respects the political process and only makes political contributions and engages in lobbying activities that are legal and transparent. Legal requirements concerning political contributions and lobbying are aimed at preventing corruption in government and at ensuring the proper functioning of the political system. These legal requirements can be complex and vary by jurisdiction (we are not allowed to make political donations at all in some jurisdictions). You must seek approval from the External Relations department before engaging in these activities on behalf of South Bow. QUESTION: I am very politically active. Is that allowed? ANSWER: South Bow encourages you to participate in the political process as an individual, in accordance with your own political views and the laws and regulations governing this activity. In doing so, however, you may not use South Bow’s name, nor indicate that you represent South Bow, unless you have been authorized to do so.  Political Contributions and Activities Policy

South Bow’s Code of Business Ethics (COBE) Policy 25 International trade When engaging in international business and procuring products from the global marketplace, South Bow complies with all applicable international trade laws, as well as all customs and taxation requirements. International trade laws prohibit or restrict trade with certain countries that are subject to embargoes or sanctions, as well as with certain individuals and organizations (e.g., entities that have ties to actual or suspected terrorists or drug traffickers). These laws also prohibit or restrict imports and exports of certain types of goods, information and technologies and often impose stringent reporting obligations. For the procurement of goods and services, always follow South Bow Supply Chain’s Procure to Pay Process to ensure operational efficiency and avoid disruptions. Prior to engaging in any transaction, you must ensure: • that it is legally permitted • that all applicable licensing requirements and reporting and customs obligations are met And consider: • the types and use of the goods, information or technology • the counterparty with which you are dealing • the country in which the counterparty is located Even if South Bow does not have ownership of a product we have purchased when it crosses a border (e.g., because we take ownership, or title, on delivery), we may nevertheless be responsible for import and/or export compliance based on certain terms of the purchase contract. It is important to ensure the contract does not contain terms that result in South Bow inadvertently taking on these obligations.

South Bow’s Code of Business Ethics (COBE) Policy 26 Insider trading We engage only in transactions that have a legitimate business purpose, and we do not interfere with the normal functioning of the financial markets in which we operate and transact. We also report transactions in accordance with all legal requirements. Through the course of your work with South Bow, you may have access to non-public information regarding South Bow, our customers, Contractors and other business partners. You must always maintain the confidentiality of any non-public information encountered through the course of business with South Bow. To the extent non-public information that you are aware of could be material to a decision to buy or sell shares in South Bow or another company: • You and your immediate family members must not trade South Bow shares or other securities based on that information. • You must not share material non-public information with another person, except as necessary in the course of business, as outlined in the Public Disclosure & Insider Trading Policy.  Public Disclosure & Insider Trading Policy We conduct business in a way that promotes the fair, efficient and openly competitive operation of the financial markets in which we participate, while complying with market manipulation laws. QUESTION: I own units of a mutual fund that invests in shares of one of our suppliers. Is that a problem? ANSWER: Your ownership of mutual fund units is likely not a problem. If your investment in the supplier is through a mutual fund, you would need to ensure that you do not own more than one per cent of the stock of the supplier; however, because of the indirect nature of the investment, it is also less of a concern than if you owned the shares directly. Insider trading is a serious offence and can have significant reputational and legal impacts. For Securities and Insider trading inquiries contact the Corporate Secretarial group.

South Bow’s Code of Business Ethics (COBE) Policy 27 Complying with regulatory requirements South Bow is committed to meeting our obligations under all regulations and tariffs. As a regulated company, South Bow is subject to many regulatory requirements, including those of the Canada Energy Regulator (CER), and the Federal Energy Regulatory Commission (FERC), among others. In addition, South Bow’s transmission providers are subject to tariffs that we must comply with. Although it is impossible to list all of these requirements here, you must ensure you are familiar with the specific requirements applicable to you in your job. These can include reporting requirements and compliance with technical or other standards. To the extent the requirements of more than one jurisdiction apply, you must comply with the highest of the various standards.

South Bow’s Code of Business Ethics (COBE) Policy 28 Inter-affiliate interactions As a transmission provider, South Bow is subject to the Interstate Commerce Act (ICA) and the rules and regulations of the Federal Energy Regulatory Commission in the U.S.; along with the Canadian Energy Regulator Act in Canada (collectively, the “Inter-Affiliate Rules”). These Inter- Affiliate Rules are intended to ensure that our non-regulated affiliates do not receive an unfair advantage over other customers, whether as a result of discriminatory treatment or the improper sharing of information, Team Members or resources. The Inter-Affiliate Rules also prohibit cross-subsidization at the expense of our transmission customers. In order to ensure compliance with the Inter-Affiliate Rules, you must observe the following rules in your day-to-day activities: All customers must be treated equally Regulated transmission providers cannot give undue preference to any customer, whether affiliated with a South Bow entity or not. Independent functioning Regulated Team Members must function independently of non-regulated Team Members (e.g., they cannot perform the same jobs). No conduit of information Regulated and shared Team Members must not share, or act as a conduit for the sharing of regulated information* with non-regulated Team Members. Pay fair share Non-regulated entities must pay their fair share of any costs incurred by our regulated transmission providers, so as not to burden our transmission customers with costs our non- regulated entities benefit from. Reporting violations Any violations of the Inter-Affiliate Rules must be reported to the Corporate Compliance department, since South Bow may be legally required to either publicly post such information on its web site or report it to our regulators. *Regulated information (which may not be shared with non-regulated Team Members or affiliates) includes commercial, financial, strategic, planning, operational and customer information of our transmission providers.  South Bow Inter-Affiliate Rules

South Bow’s Code of Business Ethics (COBE) Policy 29 Competing fairly A competitive marketplace in the energy and transmission services that South Bow provides helps ensure fair prices and customer choice and, in turn, results in the industry as a whole providing more effective and better service. We believe in vigorous, fair competition and comply with all laws designed to protect the ability of companies to compete freely. You should never enter into agreements to: • Fix prices • Decrease capacity or volume available to customers • Allocate customers or markets among competitors • Boycott certain customers or Contractors You need to be very careful whenever you have contact with competitors (whether in trade association meetings, at conferences, through participation in benchmarking groups or in negotiating or otherwise dealing with actual or potential joint venture partners who are also South Bow competitors) to avoid sharing competitively sensitive information. You must never enter into an agreement to reduce competition, or that is likely to have that effect. QUESTION: While at a trade association meeting recently, a few competitors I was sitting with at dinner started talking about their pricing. I knew it wasn’t appropriate, so I didn’t say anything. Did I do the right thing? ANSWER: While you were right not to participate in the discussion, when in such a situation, it’s a good idea to take the further step of making clear to everyone that the discussion is inappropriate and that you will not participate. If the inappropriate discussion continues, you should excuse yourself from the situation. You should also document what happened and report the matter. This will help to protect you and South Bow in case anyone ever points to the fact that you were part of a group in which an inappropriate discussion took place.

South Bow’s Code of Business Ethics (COBE) Policy 30 Accounting, financial reporting and fraud prevention South Bow ensures that our accounting, financial records and reporting are fair, accurate, understandable and complete, and we do not falsify financial documents or records, or misstate or misrepresent the nature of costs or expenditures. You must ensure all transactions that you engage in, or that you approve, whether under a South Bow contract or as an individual business expense, are true and reported accurately, completely and in compliance with all applicable accounting and legal requirements. You must also follow South Bow’s corporate policies and other requirements respecting the transaction (for example, obtaining of approvals). You must never engage in “off-the-record” or other transactions or accounts that do not fully and accurately state the nature and amount of specific transactions. You must also never falsify any invoice, expenditure, time sheet or other document related to Company cost or revenue. Doing so constitutes fraud and may result in appropriate corrective action, up to and including termination of employment or contract.  Avoiding Bribery and Corruption Policy  Business Expense and Travel Policy South Bow’s Business Expense Policy The Business Expense Policy outlines proper management of low cost and low risk expenses incurred while conducting business on South Bow’s behalf and sets expectations regarding Employee use of the corporate credit card for such expenses. These expectations include a prohibition on splitting transactions to circumvent credit card limits or incurring costs for other Employees. If there is more than one Employee from the same business unit included in the expense, the most senior Employee present must always incur the expense.

South Bow’s Code of Business Ethics (COBE) Policy 31 Preventing money laundering and terrorist financing We expect all our Team Members to be vigilant in ensuring the payments we make and the methods of payment we use are legitimate and legal. Legal requirements concerning money laundering and terrorist financing are in place to deter criminal and terrorist activities of those with whom we might do business. To ensure compliance with these legal requirements you must: • Exercise care before agreeing to do business with a third-party, including ensuring that they were reviewed as part of Supply Chain’s qualification process • Ensure the third-party is legitimate and reputable • Recognize and report any suspicious payments or transactions Ignoring the signs that a transaction or payment initiated by a third party is not legitimate can result in South Bow being found complicit in any illegal activity that may be associated with the transaction, even if the Company did not expressly authorize it or even know about it. Examples of suspicious payments or transactions include: • Any request by a third-party to have a payment deposited into a personal account rather than a business account • Transactions with entities other than those involved in the underlying contract or business deal • Payments or other transactions involving a country other than that in which the parties to the contract or business deal are located Payments of cash, unusual financing arrangements, fictitious invoices or other efforts by a third party to conceal the true purpose of a payment or transaction also raise concerns.

South Bow’s Code of Business Ethics (COBE) Policy 32 Communication • Being socially responsible • Being a good ambassador of South Bow • Social media and communication with the public • Public disclosure of information • Dealing fairly with customers, Contractors and other stakeholders • Dealing fairly with competitors

South Bow’s Code of Business Ethics (COBE) Policy 33 Being socially responsible South Bow is committed to being a good neighbour and supporting and enhancing the communities in which we live and work. Important communities our business impacts are Indigenous communities. We are committed to working with these communities, to develop positive, long-term relationships based on mutual trust and respect, and recognizing their diversity and the importance they place on the land, their culture and their traditional way of life. In addition to working with Indigenous communities, we also work hard to build and maintain relationships with landowners. We recognize the importance of farming to their communities and actively support farming-related organizations. South Bow understands the importance that community, charitable and similar non-governmental organizations play in making the communities in which we live and work better places. We actively support these organizations and encourage our Team Members to become involved by volunteering and contributing to charitable and other community-based organizations, including during work hours if approved by your leader.  Indigenous Relations Policy

South Bow’s Code of Business Ethics (COBE) Policy 34 Being a good ambassador of South Bow We are all ambassadors of South Bow and as ambassadors we must act as owners. We conduct ourselves in a manner that is respectful and appropriate, and that will enhance South Bow’s reputation. You must always keep in mind that you are a representative of South Bow. The things you say and do should reflect the Company’s core values. You should not speak publicly on behalf of South Bow unless authorized to do so. Any posting or statement on an external website, including personal sites or in other media, should be considered a public statement. Even on your personal time, you must not participate in any illegal or inappropriate statements or activities that could be detrimental to the Company or its reputation. Team members must also contact the External Relations department before engaging in activities relating to our branding and communications publicly, including, but not limited to: • Media inquiries • Public announcements • Corporate memberships to industry-related associations • Creation of official South Bow pages on social media or external websites • Reproduction or sharing of company content or branding for external use

South Bow’s Code of Business Ethics (COBE) Policy 35 Social media and communications with the public In the age of social media, it is easy to broadly and publicly communicate information. You need to be particularly aware of your obligations and our expectations when it comes to the disclosure of Company information and ensuring it is in accordance with legal and internal requirements. When sharing information on social media, keep the following requirements in mind: • Do not speak on behalf of, or giving the impression that you are speaking on behalf of, South Bow unless you have been authorized to do so • Never falsely represent yourself • Do not post anything that reflects negatively on South Bow and ensure posts are not discriminatory, offensive, or in poor taste • Share only approved South Bow content, add value to the conversation, and be accurate • Do not post pictures of South Bow’s facilities or operations unless you are authorized to do so

South Bow’s Code of Business Ethics (COBE) Policy 36 Public disclosure of information South Bow ensures that public statements regarding the Company are provided in a timely manner, are fair, accurate and complete, comply with legal requirements and corporate policies, and preserve and protect our reputation and brand. South Bow has prescribed Team Members who are authorized to speak on our behalf. If you receive an inquiry for information or comment, you should direct it to the appropriate Company representative for response. If you are not sure who the appropriate company representative is to respond, please direct the inquiry to our media line.  Public Disclosure & Insider Trading Policy Use of company name for personal gain You must never use the Company’s name or purchasing power or your employment status to obtain personal discounts or rebates from Contractors unless those discounts or rebates are available to all Employees.

South Bow’s Code of Business Ethics (COBE) Policy 37 Dealing fairly with customers, Contractors and other stakeholders We consider the impact of our actions on stakeholders, rightsholders, the environment and the communities in which we operate. We follow the requirements of our policies, procedures and commitments to make sure we act responsibly to protect us, our co-workers, our workplace and assets and the communities we work in. We act as responsible stewards of the environment and manage risk, share knowledge and best practices to ensure continual improvement. You should never make business decisions on behalf of South Bow based on personal relationships, unfair bias or the potential for personal gain. We are fair and honest in our dealings with customers, Contractors and other stakeholders and we honour our obligations and commitments to them. Treating customers, Contractors and other stakeholders fairly requires that you: • Enter into business relationships based on merit • Use objective criteria to evaluate them, such as: - Price - Quality - Service It also requires that you are honest and forthright when dealing with others (never omitting important facts, manipulating another person or situation, or misrepresenting yourself or South Bow), and that you honour South Bow’s contractual, regulatory and other commitments.

South Bow’s Code of Business Ethics (COBE) Policy 38 Dealing fairly with competitors You must ensure that you use only legitimate means (such as searches of public information) to obtain competitive intelligence. You must never use deceit or misrepresent yourself to obtain such information, and you should never take advantage of information you receive in error, for example: • Emails or faxes received in error • Physical documents left in a meeting room or in a public place or which have been sent to you in error • Information you overheard

South Bow’s Code of Business Ethics (COBE) Policy 39 Assets and information • Protecting confidential information • Protecting personal information • Managing and maintaining the security of information • Protecting and respecting intellectual property rights • Use and protection of South Bow assets

South Bow’s Code of Business Ethics (COBE) Policy 40 Protecting confidential information We protect South Bow’s confidential information, and that of our customers, Contractors and other stakeholders, from improper disclosure and use. We all have access to confidential information. South Bow confidential information includes all South Bow non-public information that may be of use to competitors or harmful to South Bow or its customers, Contractors or other stakeholders, if disclosed. Confidential information can include: • Marketing information and field notes • Sketches and photographs • Electronic information assets (including emails, voicemails, and text messages) • Computer records or software, specifications, models • Other information which is or may be either applicable to or related in any way to the assets, business or affairs of South Bow Confidential information about South Bow’s projects and operations, such as project delays, costs or outage timing and the resulting system capacity impacts can influence the decisions of our customers, other participants in energy markets, and investors. Such information must be disclosed through our typical communication protocols.Because such information is commercially sensitive and can be used by competitors or others to South Bow’s detriment, it must be protected. You must not disclose such information to anyone who does not need to know the information for legitimate business purposes (including within South Bow). All confidential information should be protected from unauthorized access. When disposing of confidential information, you should do so in a secure manner, which may include shredding of physical copies. See additional information in the Use and Protection of South Bow’s Assets and the Managing and Maintaining the Security of Information sections.  Information Management Policy  Cybersecurity and Acceptable Use Policy  Artificial Intelligence Policy  Records Retention Schedule • Information regarding South Bow’s business, operations, finances, strategies, business plans, or projects • Proposed mergers, acquisitions and divestitures • Engineering designs and reports • Legal proceedings, contracts • Environmental reports • Land and lease information • Technical and economic data

South Bow’s Code of Business Ethics (COBE) Policy 41 Protecting personal information South Bow takes seriously the fact that its Employees, Contractors, customers and other stakeholders have entrusted the Company with their personal information. Some examples of personal information include an individual’s name, home address, telephone number, identification numbers (such as an Employee number or social insurance/social security number), financial information, and medical information. You should never collect, store, access, use, or disclose personal information for an inappropriate purpose or by inappropriate or illegal means. Use of personal information must be limited to the business purposes for which the information was provided. To the extent that you have personal information of any individual as a result of your work with South Bow, whether the individual is an Employee, Contractor, landowner or a shareholder (to name just a few examples), you may not disclose that personal information to others, nor may you use it for a purpose other than that for which it was collected, either within or outside South Bow, without the express approval of South Bow’s Privacy Officer or the individual’s written consent. If you are ever unsure if information can be disclosed or used for a new purpose, check with South Bow’s Privacy Office (Corporate Compliance) before taking any action. For more information, please see the Protection of Personal Information Policy. South Bow is committed to protecting personal information in compliance with all legal requirements and requires that our Contractors share this commitment to information security.  Protection of Personal Information Policy You should also protect and safeguard personal information from inappropriate access by keeping it in a locked cabinet, or in a password protected or otherwise restricted folder, memory stick or other similar storage device, if the information is electronic.

South Bow’s Code of Business Ethics (COBE) Policy 42 Managing and maintaining the security of information Company records are valuable assets of South Bow and you must ensure appropriate and reasonable efforts are made to manage, protect and preserve these assets. All of these information assets are important Company records that South Bow may be required to produce in the event of a legal or regulatory proceeding, audit or investigation. It is important that you manage and retain these assets in accordance with all legal requirements and South Bow’s corporate policies. In particular, you must never destroy an information asset in the event of a legal hold or an actual or pending legal or regulatory proceeding.  Information Management Policy  Cybersecurity and Acceptable Use Policy What are information assets? • Memos • Emails • Accounting records • Invoices and contracts • Technical drawings • Recordings of trade-related phone calls • Records of safety or other incidents • Marketing literature • Other similar types of records What form can an information asset take? An information asset can take any form or on any media, including: • Paper • CD • DVD • Voice or video recordings • Text and instant messages • Other electronic formats

South Bow’s Code of Business Ethics (COBE) Policy 43 Protecting and respecting intellectual property rights We preserve South Bow’s intellectual property rights and respect and honour those of third parties. Intellectual property can include trade secrets, which is any information that gives the owner an economic advantage over its competitors and that the owner takes reasonable steps to keep confidential, as well as copyrights, trademarks and patents, and also includes inventions, innovations, discoveries and copyrighted material developed while employed by South Bow. We must take steps to protect intellectual property rights. This includes keeping trade secrets confidential, consistently using South Bow’s trademarks solely as authorized, and respecting the intellectual property rights of third parties. South Bow respects and honours intellectual property rights by: • Complying with the terms of license agreements that South Bow has entered into with Contractors • Complying with copyright legislation • Not using improper means to obtain third-party information or trade secrets • Using confidential third-party information only for the purpose for which it was provided

South Bow’s Code of Business Ethics (COBE) Policy 44 Use and protection of South Bow’s assets South Bow assets that you have access to for the completion of your duties must be protected and only used for legitimate business purposes. You have an obligation to be a good steward of the assets that South Bow provides to you in the course of your work and you must protect these assets from loss, theft, damage and misuse. Additionally, using Company facilities, equipment and/or Company time to work on your personal assets, for personal activities or to store personal assets is not allowed. Limited personal use of Company assets such as accessing Internet or printing is acceptable provided that it does not interfere with your job duties. South Bow regularly monitors Company internet use, and individuals should not assume any right of privacy with respect to either their use of or data stored on South Bow’s computer systems. Any misuse of Company assets or services, including inappropriate use of South Bow’s computer equipment and systems, may lead to serious consequences including appropriate corrective action up to and including termination of employment or contract.  Cybersecurity and Acceptable Use Policy  Corporate Security Policy QUESTION: I sometimes use my Company computer to access Facebook or Twitter during my lunch break and I post about my personal life. Is that allowed? ANSWER: Limited personal use of Company assets to access social media during a break is acceptable; however, you need to keep in mind that you are using a Company computer and accessing the Internet through a South Bow IP address., You must ensure that you do not post content that is inappropriate or could reflect poorly on South Bow. The Company regularly monitors the use of its equipment and systems and you should not expect your personal use of South Bow assets to be private. Any inappropriate or offensive use of Company assets by Team Members may result in disciplinary action. What are Company assets? Company assets can include: • Company time • Equipment • Facilities • Furniture • Computers • Telephones • Supplies • Tools • Personal protective equipment • Corporate credit cards • Other resources What can Company assets NOT be used for? Company assets must not be used for: • Engaging in hate-based activities • Downloading illegal material • Viewing inappropriate content • Other inappropriate uses

South Bow’s Code of Business Ethics (COBE) Policy 45 Have a question? We’re here to help. • Your responsibility and non-retaliation • Asking questions and reporting concerns Your responsibility Team Members must follow all applicable provisions and the spirit and intent of this corporate governance document and support others in doing so. Team Members must promptly report any suspected or actual violation of this corporate governance document through available channels so that South Bow can investigate and address it appropriately. Team Members who violate this corporate governance document or knowingly permit others under their supervision to violate it, may be subject to appropriate corrective action, up to and including termination of employment or contract, as applicable, in accordance with the Company’s corporate governance documents, employment practices, contracts, collective bargaining agreements and processes. Interpretation and administration The Company has sole discretion to interpret, administer and apply this corporate governance document and to change it at any time to address new or changed legal requirements or business circumstances. Non-retaliation South Bow supports and encourages Employees and Contractors to report suspected violations of corporate governance documents, applicable laws, regulations, and authorizations, as well as hazards, potential hazards, incidents involving health and safety or the environment, and near hits. Such reports can be made through available channels. South Bow takes every report seriously and investigates it to identify facts and, when warranted, makes improvements to our corporate governance documents and practices. All Employees and Contractors making reports in good faith will be protected from retaliation, and all Employees and Contractors must report if they or someone they know is being or has been retaliated against for reporting. Good Faith Reporting will not protect Employees and Contractors who make intentionally false or malicious reports, or who seek to exempt their own negligence or willful misconduct by the act of making a report.

South Bow’s Code of Business Ethics (COBE) Policy 46 Asking questions and reporting concerns You are required to report in a timely manner any actual or potential non-compliance with COBE, any other South Bow policies, or any legal obligation, as it applies to you or the Company, so it can be appropriately investigated and addressed. You can do so with confidence that your confidentiality and identity will be protected to the greatest extent possible and that retaliation for good faith reporting is prohibited. Ethics Help Line Although South Bow has various reporting resources available for Team Members to report a concern or to seek guidance, there may be times when you are not comfortable raising concerns through those resources. South Bow’s Ethics Help Line is operated by an independent third-party service provider and reporting through the Ethics Help Line is confidential and may be done anonymously. Ethics Help Line 1-888-770-0018 All calls to the Ethics Help Line are free of charge, and can be made 24 hours a day, seven days a week, 365 days a year. You may use the Ethics Help Line either to report any actual or suspected issues or to ask questions on topics such as: • Equitable treatment • Harassment • Human rights • Safety • Theft and fraud • Workplace violence • Other improprieties If the issue raises an immediate threat to safety or security, you should contact Corporate Security, local police, or other emergency services as appropriate. All reports are taken seriously Regardless of the means used to report, your report will be taken seriously and it will be investigated and addressed appropriately. If you are reporting through the Ethics Help Line, please make note of your key code for your case file since the investigator may contact you through your case file for further information or clarification prior to initiating an investigation. Participation in investigations and audits Team Members, including directors and officers are required to participate in investigations and audits if, and as, requested. QUESTION: I suspect one of my colleagues has violated part of COBE, but I’m not sure my suspicions are correct. I’m concerned I’ll be labeled a tattle-tale (or worse) if I report it. What should I do? ANSWER: If you suspect misconduct, you should report it in a timely manner so it can be investigated. If it turns out not to be an issue, there will be no harm done. However, violations of the law or COBE that are not reported, cannot be addressed, and that can seriously undermine the Company. If that happens, we all suffer. If you report the issue, your confidentiality and identity will be protected to the greatest extent possible and if any retaliation is found to occur, it will be taken very seriously. • Accounting irregularities • Alcohol and drug abuse • Conflicts of interest • Employee concerns • Employment practices • Engineering concerns • Environment concerns

South Bow’s Code of Business Ethics (COBE) Policy 47 Glossary Advisory Relationship means a relationship where one provides advice, counsel, suggestions, recommendations, intelligence, guidance or any other similar types of information or opinion. Contingent Workforce Contractor (CWC) means an individual who: • is employed by a third party to work on behalf of South Bow; • uses South Bow’s assets (e.g., workstation, email, phone) and corporate services; • is compensated on an hourly basis for a defined timeline; and • works under the direction of a South Bow leader. Contractor means a third party hired by South Bow to perform services for or supply equipment, materials, or goods to the Company. Contractors include, without limitation, Contingent Workforce Contractors and Excluded Contractors. Employee means full-time, part-time, temporary and student employees of South Bow. Excluded Contractor means a third party or individual employed by a third party who: • delivers services, equipment, materials, or goods to the Company using their own tools and assets (e.g., work station, laptop, email, phone, PPE, vehicle); • does not increase South Bow corporate headcount and overhead costs; • does not use South Bow’s assets and corporate services; and • directs their own work or receives direction from their employer. Family Relationship means relatedness or connection by blood, marriage or adoption and includes, but is not limited to: • a marriage/common law spouse; • parent and grandparent; • child and grandchild; • sibling; • aunt and uncle; • niece and nephew; • first cousin; and • any “step”, “common law”, or “in law” variations of the above relationships. Good Faith Reporting means an open, honest, fair and reasonable reporting without malice or ulterior motive. Government Officials means any appointed, elected, or honorary official or any employee of a government, of a government owned or controlled company, or of a public or international organization. This definition encompasses officials in all branches and at all levels of government: federal, state/provincial or local. This definition also includes political parties and party officials and candidates for political office. Indigenous officials may also be considered Government Officials. A person does not cease to be a Government Official by claiming to act in a private capacity or by the fact that he/she serves without compensation. Examples of Government Officials relevant to South Bow’s business include: • government ministers and their staff; • members of legislative bodies or other elected officials; • officials or employees of government departments; • employees of regulatory agencies; • judges and judicial officials; • employees of state-owned oil companies, or other government-owned or controlled corporations; • customs, immigration, tax, and police personnel; and • employees of public international organizations, such as the United Nations or World Bank. Intimate Relationship means any romantic and/or dating and/or sexual relationship, including casual encounters. Personal Relationship means all Family Relationships and Intimate Relationships and any other personal relationship that is sufficiently close to create a real or perceived conflict of interest. Team Members means full-time, part-time and temporary Employees and Contingent Workforce Contractors of South Bow. South Bow or the Company means South Bow Corporation and its wholly-owned subsidiaries and/or operated entities.